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                   VAN VALKENBERG FURBER LAW GROUP P.L.L.C.
            1325 FOURTH AVENUE, SUITE 1200 - SEATTLE, WA 98101-2509
                   PHONE (206) 464-0460 - FAX (206) 464-2857


                                   November 18, 1999

BY ELECTRONIC SUBMISSION (FILING CODE: DEL AM)
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mark Shuman

           RE:  Sideware Systems Inc. (the "Company")
                Registration Statement on Form F-1
                File No. 33-90893

Ladies and Gentlemen:

     On behalf of Sideware Systems Inc., we hereby confirm that the Delaying Amendment set forth below was inadvertently left off of the above-referenced Registration Statement. That Registration Statement is hereby amended by adding the following to the bottom of the cover page thereof:

     "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

                                      Very truly yours,


                                      /s/ Bradley B. Furber
                                      ---------------------------
                                      Bradley B. Furber


cc:  Paul Hildebrand
     SIDEWARE SYSTEMS INC.